ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 13, 2020
Robert M. Schmidt T +1 617 951 7831 robert.schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Strategy Fund

File Nos. 333-217472 and 811-10555

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on October 15 and November 4, 2020, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Corporate & Income Strategy Fund (the “Fund”), which was filed with the SEC on September 28, 2020 (“Pre-Effective Amendment No. 1”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover page

1.

Comment: The “Portfolio Contents” section on the cover pages of the prospectus includes a statement that the Fund may “utilize…credit default swaps.” If the Fund may write credit default swaps, please revise the disclosure to state specifically that the Fund may write credit default swaps.

Response: The Fund respectfully refers the Staff to pages 3, 12 and 75 of the Fund’s prospectus (the “Prospectus”), which disclose that the Fund may buy and sell credit default swaps. However, in response to the Staff’s comment, the Fund has made additional clarifications in this regard throughout the Registration Statement where appropriate, including in the “Leverage” section of the cover page to the Prospectus, as follows:

The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, selling credit default swaps, futures and forward contracts (including foreign currency exchange contracts), total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions.

2.

Comment: On page 4, disclosure states that the “Fund may also determine to issue other types of preferred shares.” Please either confirm supplementally that the estimated fees associated with the issuance of any additional preferred shares are reflected in the fee table on page 35 of the prospectus or that the Fund has no current intention to issue additional preferred shares within one year of the effective date of the Registration Statement.

Response: The Fund confirms that it has no current intention to issue additional preferred shares within one year of the effective date of the Registration Statement.

Prospectus Summary

3.

Comment: A ‘“Covenant-Lite Obligations” Risk’ is included on page 25, but “covenant-lite” obligations do not appear to be referenced in the Fund’s discussion of its principal investment strategies. Please add disclosure regarding these instruments to the Fund’s discussion of its principal investment strategies.

Response: In response to the Staff’s comment, the Fund will include the following disclosure in the “Portfolio Contents” section of the Prospectus under the heading “Loans and Other Indebtedness; Loan Participations and Assignments.” The Fund will make conforming changes to the cover and Prospectus Summary sections of the Prospectus as appropriate.

“Covenant-Lite” Obligations. The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders. Covenant-lite agreements feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

4.

Comment: A ‘“Foreign (Non-U.S.) Government Securities” risk is included on page 31 and a “Sovereign Debt Risk” is included on page 40. Please confirm that these risks are not duplicative. Otherwise, please consolidate them if appropriate.

Response: The Fund will delete the “Foreign (Non-U.S.) Government Securities” risk.

Summary of Fund Expenses

5.	Comment: Please supplementally provide the Fund’s completed fee table and expense example.

Response: Please see Appendix A attached to this document.

Portfolio Contents

6.

Comment: Please revise the disclosure under the heading “Temporary defensive investments” to indicate the conditions under which the Fund may make temporary defensive investments. Please see Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Fund will revise the referenced disclosure as follows:

~~Upon PIMCO’s recommendation, for temporary defensive purposes,~~In attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO, when PIMCO deems it appropriate to do so, the Fund may, for temporary defensive purposes, deviate from its investment objective and policies and invest some or all of its net assets in investments of non-corporate issuers, including high quality, short-term debt securities.

Principal Risks of the Fund

7.	Comment: The Staff notes that the Fund discloses that it is subject to “Subsidiary Risk.” Insofar as the Fund expects to invest through subsidiaries, please:

a.

Disclose that each investment adviser to a subsidiary complies with provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between each subsidiary and its investment adviser is filed as an exhibit to the registration statement.

Response: As discussed in previous correspondence with the Staff, PIMCO and the Fund respectfully disagree with the Staff’s position.1 However, solely for purposes of having the Registration Statement declared effective, the Fund confirms that each investment adviser to a subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund. The requested disclosure will be reflected in the Registration Statement and any such investment advisory contract will be filed as an exhibit to the Registration Statement. The Fund notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of a subsidiary, if different, will be

1 See response 17.b in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Energy and Tactical Credit Opportunities Fund.

responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the subsidiary’s investment management agreement.

We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

b.

Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiaries.

Response: In response to this comment, the Fund will add the following disclosure to the Registration Statement:

The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), affiliated transactions and custody (Section 17) and capital structure and leverage (Section 18).

c.	Disclose that each subsidiary complies with 1940 Act provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian of each subsidiary.

Response: Please see the response to comment 7.b above.

d.	Supplementally confirm that the financial statements of each wholly-owned subsidiary will be consolidated with those of the Fund.

Response: The Fund does not currently have any subsidiaries, but may invest in subsidiaries in the future. The Fund confirms that it will consolidate the financial statements of any future subsidiary with those of the Fund to the extent permissible under SEC rules and applicable accounting rules.

e.

Supplementally confirm that each subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and a that each subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

Response: As discussed in previous correspondence with the Staff, PIMCO and the Fund respectfully disagree with the Staff’s position.2 However, solely for purposes of having the Registration Statement declared effective, to the extent a subsidiary’s financial statements are consolidated with the Fund’s, the Fund will include each

2 See response 17.g in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Energy and Tactical Credit Opportunities Fund.

subsidiary’s management fee, if any, in the “Management Fees” line item of the fee table and include each Subsidiary’s expenses, if any, in the line item “Other Expenses” of the fee table. We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

f.

Supplementally confirm (a) that if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) that a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: With respect to (a), the Fund confirms that, for any subsidiary that is not organized in the United States, such subsidiary will either have a third-party designated agent for service of process in the United States or the Fund will constitute such subsidiary’s United States agent for service.

With respect to (b), the Fund confirms that it will agree to inspection of its subsidiaries’ books and records by the Staff, and will maintain such books in accordance with Section 31 of the 1940 Act and the rules thereunder.

Incorporation by Reference

8.

Comment: Please add disclosure stating that the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of the site. Please see General Instruction F.4.c(2) to Form N-2.

Response: The Fund will revise the referenced disclosure as follows:

In addition, the SEC maintains a website at www.sec.gov, free of charge, that contains any information incorporated by reference into this prospectus or the Statement of Additional Information as well as the Fund’s proxy and information statements, and other information relating to the Fund. ~~You can obtain that same information, free of charge, from the SEC’s website (http://www.sec.gov).~~

9.	Comment: Please add disclosure identifying the reports and other information that the Fund files with the SEC. Please see General Instruction F.4.c(1) to Form N-2.

Response: The Fund respectfully refers the Staff to the identified reports and other information filed with the SEC by the Fund in the “Incorporation by Reference” section on page 129 of the prospectus. The Fund also notes that the new text excerpted in response to comment 8 above identifies additional materials that are filed with the SEC.

10.	Comment: Please add the content from the “Incorporation by Reference” section to the Fund’s Statement of Additional Information. Please see General Instruction F.3 to Form N-2.

Response: The Fund will make the requested change.

11.

Comment: Please provide hyperlinks to the Description of the Fund’s Common Shares on Form 8-A and the Annual Report on Form N-CSR that are referenced in this section. Please see Rule 0-4(d) under the 1940 Act.

Response: The Fund will make the requested change.

12.

Comment: In the first and last sentence of the last paragraph in this section, please replace the phrases “these filings” and “the same information” with “any information incorporated by reference into this prospectus or the SAI.” Please see General Instruction F.4.b(1) to Form N-2.

Response: The Fund will make the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies

13.

Comment: Under the heading “Investment Objective and Policies—Bank Obligations,” please disclose that the Fund categorizes foreign banks into multiple industries for purposes of its concentration policy. Please add this disclosure following the sentence that begins, “Subject to the Fund’s limitation on concentration…”

Please also supplementally describe to the Staff how foreign banks are categorized for purposes of the Fund’s industry concentration policy. The Staff would like the Fund to identify the SIC codes used to categorize foreign banks.

Response: The Fund will make the requested change.

With respect to the methodology for categorizing investments in foreign bank obligations for purposes of the Fund’s industry concentration policy, each such security is assigned to an industry at the time of purchase using the primary SIC code assigned to the security. This is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A, wherein the Staff said:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports With the Securities and Exchange Commission (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

The SIC codes assigned to the Fund’s foreign bank obligations are categorized by well-known service providers who are experienced in providing industry categorization services to the registered fund industry. Indeed, the SIC code assigned to each foreign bank obligation held by the Fund reflects the primary SIC code identified by such a service provider. With respect to issuers that have made filings via the SEC’s EDGAR system, it is the Fund’s understanding that the service providers generally rely on the SIC codes identified for the issuers on EDGAR. With respect to issuers that have not made filings via the SEC’s EDGAR system, it is the Fund’s understanding that the service providers generally assign SIC codes based on their analysis of the issuers, the SIC code categories, and other issuers assigned to the SIC codes under consideration. The primary SIC codes assigned by these services providers are 6021, 6022 and 6029.

Investment Restrictions

14.

Comment: Please confirm supplementally that, for purposes of its concentration policy, the Fund’s categorization of non-agency residential mortgage-backed securities (Private RMBS”), non-agency commercial mortgage-backed securities (“Private CMBS”) and other asset-backed securities (including other asset-backed securities that are collateralized by real estate-related assets) is consistent with the Fund’s and other PIMCO-sponsored funds’ prior communications with the Staff, including the comment response letter related to PIMCO Corporate & Income Opportunity Fund dated May 11, 2018. Please supplementally provide the proportion of the Fund’s assets that were invested in Private RMBS and Private CMBS as of a recent date.

Response: The Fund confirms that, for purposes of its concentration policy, its categorization of non-agency residential mortgage-backed securities, non-agency commercial mortgage-backed securities and other asset-backed securities (including other asset-backed securities that are collateralized by real estate-related assets) is consistent with the Fund’s and other PIMCO-sponsored funds’ prior communications with the Staff, including the comment response letter related to PIMCO Corporate & Income Opportunity Fund dated May 11, 2018. Specifically, the Fund confirms that it treats Private RMBS and Private CMBS as separate industries for purposes of its industry concentration policy. The Fund also confirms that, for purposes of its industry concentration policy, it associates, to the extent practicable, each privately issued asset-backed security held by the Fund with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by PIMCO. As of November 5, 2020, the Fund had 24.07% of its net assets invested in Private RMBS and 4.48% of its net assets invested in Private CMBS.

Financial Statements

15.	Comment: Please include a hyperlink to the Fund’s annual report to shareholders here and anywhere else it is incorporated by reference. Please see Rule 0-4(d) under the 1940 Act.

Response: The Fund will make the requested change.

PART C

Undertakings

16.	Comment: Please delete Undertaking 3, make corresponding edits to the subsequent numbering, and revise the proviso in new Undertaking 3 (currently Undertaking 4) to conform to Item 34.7 in Form N-2.

Response: The Fund will make the requested change.

17.	Comment: Please revise new Undertaking 7 (currently Undertaking 8) to include a reference to the Fund’s prospectus in addition to the SAI. Please see Item 34.7 in Form N-2.

Response: The Fund will revise the new Undertaking 7 as follows:

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

Signature Page

18.

Comment: If an officer signs on behalf of the Fund pursuant to a power of attorney, it is necessary to include as an exhibit to the Registration Statement a certified copy of the resolution of the Fund’s Board of Trustees authorizing such signature. Please see Rule 483(b) under the Securities Act of 1933, as amended.

Response: The Fund confirms, to the extent necessary, it will include as an exhibit to the Registration Statement a certified copy of the resolution of the Fund’s Board of Trustees authorizing such signature.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7831 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Ryan Leshaw, Esq.
Timothy Bekkers, Esq.
Nathan Briggs, Esq.

Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.

Appendix A

Annual Expenses

Percentage of Net Assets Attributable to Common Shares (reflecting leverage attributable to ARPS and reverse repurchase agreements)

Management Fees(1)	0.85%

Dividend Cost on Preferred Shares(2)	0.09%

Interest Payments on Borrowed Funds(3)	0.70%

Other Expenses(4)	0.01%

Total Annual Expenses	1.65%

1

Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 0.81% based on the Fund’s average daily net assets (including daily net assets attributable to any preferred shares of the Fund that may be outstanding). The Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the investment management agreement. See “Management of the Fund–Investment Management Agreement” for an explanation of the unified management fee.

2

Reflects the Fund’s outstanding Preferred Shares as of July 31, 2020, which represented 3.38% of the Fund’s total managed assets (including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an annual dividend cost to the Fund of 0.12%, which is based on current market conditions, and assumes the Fund will continue to pay Preferred Share dividends at the “maximum applicable rate” called for under the Fund’s Bylaws due to the ongoing failure of auctions for the ARPS. The actual dividend rate paid on the ARPS will vary over time in accordance with variations in market interest rates. See “Use of Leverage” and “Description of Capital Structure.”

3

Reflects the Fund’s use of leverage in the form of reverse repurchase agreements as of July 31, 2020, which represented 23.50% of the Fund’s total managed assets (including assets attributable to reverse repurchase agreements) as of that date, at an estimated annual interest rate cost to the Fund of 2.02% (based on current market conditions). See “Use of Leverage—Effects of Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

4	Other expenses are estimated for the Fund’s current fiscal year ending July 31, 2020.

5

“Dividend Costs on Preferred Shares” and “Interest Payments on Borrowed Funds” are borne by the Fund separately from the management fees paid to PIMCO. Excluding such expenses, Total Annual Expenses are 0.86%.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund, assuming (1) that the Fund’s net assets do not increase or decrease, (2) that the Fund incurs total annual expenses of 1.65% of net assets attributable to Common Shares in years 1 through 10 (assuming outstanding Preferred Shares and reverse repurchase agreements representing 26.88% of the Fund’s total managed assets) and (3) a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years

Total Expenses Incurred	$18	$55	$95	$207

(1)The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds, Dividend Cost on Preferred Shares and Other Expenses set forth in the Annual Expenses table are accurate, that the rate listed under Total Annual Expenses remains the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example does not include commissions or estimated offering expenses, which would cause the expenses shown in the example to increase. In connection with an offering of Common Shares, the prospectus supplement will set forth an example including sales load and estimated offering costs.